To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong

82-1012

***The Standard** (Thursday, 4 May 2006)*

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

ANNOUNCEMENT

RESIGNATION OF MANAGING DIRECTOR AND APPOINTMENT OF ACTING MANAGING DIRECTOR

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company" or "TVB") announces the resignation of Mr. Louis Page as Managing Director and Director of the Board of the Company, effective from 31 May 2006.

Mr. Page will resign as Managing Director as well as a Board member of the Company in pursuit of his personal business. He has confirmed that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Page, who joined TVB as Company Secretary in 1983, was subsequently appointed as a Director in 1987 and Managing Director in 1995. The Board wishes to thank Mr. Page for his many valuable contributions to the Board and the Company over the years. The Company has grown from strength to strength under his able leadership.

In the meantime, the Board is identifying a suitably qualified candidate to fill the vacancy left by Mr. Page.

As an interim arrangement, the Board decided that Ms. Mona Fong ("Ms. Fong") shall be appointed as Acting Managing Director of the Company with effect from 31 May 2006. Upon such appointment, Ms. Fong shall be re-categorised from Non-Executive Director to Executive Director of even date.

Ms. Lee Mon Lan (age 71), alias Mona Fong, has been a Director of the Company since 1988 and Deputy Chairperson since 25 October 2000. She is a member of the Executive Committee and Remuneration Committee of the Board. She also serves on the boards of various subsidiaries and an associated company of the Group.

Ms. Fong is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited, a company listed on the Exchange, and Chairperson and Managing Director of the Shaw group of companies.

As at the date of the announcement, the interests in the shares of the Company currently held by Ms. Fong within the meaning of Part XV of the Securities and Futures Ordinance are set out below:

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Mona Fong	1,146,000#	–	–	1,146,000#	0.26%

Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company. As at the date of the announcement, the interests in the shares of the Company currently held by Sir Run Run Shaw within the meaning of Part XV of the Securities and Futures Ordinance are set out below:

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	–	1,146,000#	141,174,828*	142,320,828	32.49%

\# *Duplication of shareholdings occurred between parties# shown above.*

* *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run Shaw exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.*

All of the above interests represent long positions.

The fees paid to Ms. Fong as a Director and members of Committees of the Board during the year ended 31 December 2005 are set out below:

	Deputy Chairperson HK$	Director HK$	Member of Executive Committee HK$	Member of Remuneration Committee HK$
Mona Fong	150,000	30,000	75,000	3,781

Subject to shareholders' approval at the forthcoming annual general meeting to be held on 24 May 2006, the directors' fee payable to all Directors, including Ms. Fong, shall be increased from HK$30,000 per annum to HK$75,000 per annum effective from 1 July 2006.

For the year 2006, the additional fees payable to Ms. Fong as Deputy Chairperson and members of the Executive Committee and Remuneration Committee, which have been approved by the Board pursuant to Article 101 of the Company's Articles of Association, are set out below:

	HK$ per annum (on or before 30 June 2006)	HK$ per annum (w.e.f. 1 July 2006)
Deputy Chairperson	150,000	150,000
Executive Committee Member	30,822[a]	–[a]
Remuneration Committee Member	4,110[b]	–[b]

(a) *Members of the Executive Committee are entitled to an additional fee of HK$75,000 per annum. As resolved by the Remuneration Committee, Executive Directors shall not be entitled to such an additional fee with effect from 1 July 2006. As Ms. Fong will be re-categorised as Executive Director with effect from 31 May 2006, the fee payable to her as a member of the Executive Committee is calculated up to 30 May 2006.*

(b) *Members of the Remuneration Committee are entitled to an additional fee of HK$10,000 per annum, which is valid until 30 June 2006. As Ms. Fong will cease to be a member of the Remuneration Committee with effect from 31 May 2006, the fee payable to her as a member of the Remuneration Committee is calculated up to 30 May 2006.*

Ms. Fong does not and shall not have any service contract with the Company. She will receive a monthly salary of HK$100,000 during her term as Acting Managing Director of the Company.

Save for the information set out above, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there are no matters that need to be brought to the attention of shareholders in relation to the re-categorisation of Ms. Fong from Non-Executive Director to Executive Director.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 3 May 2006

As at the date of this announcement, the Board comprises the following directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee*
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent Non-executive directors*

JW 5/15